SEC FILE NUMBER: 000-27031

CUSIP NUMBER:  359851 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):o  Form 10-K       o  Form 20-F       o  Form 11-K        ☑  Form 10-Q
o   Form 10Do   Form N-SAR  o  Form N-CSR

For Period Ended: March 31, 2024

o  Transition Report on Form 10-K

 Transition Report on Form 20-F

 Transition Report on Form 11-K

 Transition Report on Form 10-Q

 Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

FullNet Communications, Inc.

Full name of registrant

N/A

Former name if applicable

201 Robert S. Kerr Avenue, Suite 210

Address of Principal Executive Office (Street and number)

Oklahoma City, OK  73102

City, state and zip code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Form 10-Q”) of FullNet Communications, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense for the reasons set forth below:

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) entered an order instituting settled administrative and cease-and-desist proceedings against Borgers and its sole audit partner, Benjamin F. Borgers CPA, permanently barring Mr. Borgers and Borgers (collectively, “BF Borgers”) from appearing or practicing before the Commission as an accountant (the “Order”).  As a result of the Order, BF Borgers may no longer serve as the Company’s independent registered public accounting firm, nor can BF Borgers issue any audit reports included in Commission filings, provide consents with respect to audit reports, or review quarterly financial statements filed with the Commission.

As previously reported in the Company’s Current Report on Form 8-K filed with the Commission on May 7, 2024, BF Borgers was dismissed as the Company’s independent registered public accounting firm on May 6, 2024.  As a result of the Order, the Company’s financial statements for the years ending December 31, 2023 and December 31, 2022, which were audited by BF Borgers, and the Company’s interim financial statements for the quarters ending March 31, 2023, June 30, 2023 and September 30, 2023, which were reviewed by BF Borgers, may no longer be incorporated into the Company’s filings with the Commission, including without limitation its Form 10-Q.

The Company is in conversation with several audit firms as part of the process of engaging a new independent auditing firm. When a new independent auditing firm is formally chosen, the Company will file a Form 8-K disclosing such appointment.  For the lack of a review in accordance with PCAOB standards, the Company will not be able to timely file its Form 10-Q as of and for the period ended March 31, 2024, and the Company is uncertain when it can retain a new independent auditing firm that can complete a review and it can file such report.

PART IV
OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

Roger P. Baresel(405) 548-3102

(Name)(Area Code) (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  ☑    No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☑    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate reporting a significant change in results of operations for the three months ended March 31, 2024 (the “First Quarter 2024”), compared to the three months ended March 31, 2023 (the “First Quarter 2023”), primarily due to increases in our advertising expense and employee costs combined with a decline in our gross profit as a percentage of revenue due to price increases from our vendors and increased utilization of higher cost components of our service offerings.

For the First Quarter 2024, we anticipate reporting revenues of $1,058,877, and net income of $90,442.  These results compare with revenues of $1,046,873, and net income of $148,654 for the First Quarter 2023.  While the operating results were clearly impacted by the adverse developments discussed above, our balance sheet is still strong.  As of March 31, 2024, we had $2,609,153 in cash and cash equivalents.

The financial results and financial position for the First Quarter 2024 have not been subject to review by an independent registered public accounting firm and are subject to change.  When ultimately filed in a quarterly report on Form 10-Q, the financial results and financial position for the First Quarter 2024 may vary materially from the results and position described above.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The matters set forth in this Form 12b-25, including regarding our expectations as to the filing of our Quarterly Reports and as to our financial results, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. We disclaim any intent or obligation to update or revise any forward looking statements.

FullNet Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2024	By: /s/ Roger P. Baresel Title: Chief Executive & Chief Financial Officer